Filed Pursuant to Rule
424(b)(3)

Registration No. 333-233709
KKR CREDIT OPPORTUNITIES PORTFOLIO
Important Notice Regarding Change in Investment Policy
June 2, 2025
Supplement to the Prospectus (the “Prospectus”) and Statement of Additional Information (the “SAI”), each dated February 28, 2025
At meetings of the Board of Trustees (the “Board”) of KKR Credit Opportunities Portfolio (the “Fund”) on May
29-31,
2025 (the “Board Meetings”), the Board, including, as applicable, a majority of the Trustees who are not “interested persons” of the Fund, as defined under the Investment Company Act of 1940, as amended (the “1940 Act”), considered and approved: (1) changes to the Fund’s investment objectives, investment strategies, investment guidelines and certain non-fundamental
policies, each as described in detail below; (2) a new investment advisory agreement (the “New Advisory Agreement”) between the Fund and KKR Credit Advisors (US) LLC, the Fund’s investment adviser (the “Adviser”); (3) a change to the Fund’s fundamental policy to conduct quarterly repurchases of its outstanding shares of beneficial interest (“Shares”) in accordance with Rule
23c-3
under the 1940 Act (the “Repurchase Policy”); and (4) other related changes (collectively, the “Conversion”). In addition, the Board approved a change to the Fund’s name from “KKR Credit Opportunities Portfolio” to “KKR Asset-Based Finance Fund.” As discussed below, the Board’s approval of the New Advisory Agreement and the change to the Repurchase Policy are subject to the approval of the Fund’s shareholders (“Shareholders”) (together, the “Proposals”). Subject to Shareholder approval of the Proposals, it is expected that the Conversion will be effective on or around August 30, 2025 (the “Effective Date”).
The Board approved changes to the Fund’s investment objectives, investment strategies, investment guidelines and non-fundamental
policies in accordance with the Prospectus, which provides that the Fund’s investment objectives and investment strategies are not fundamental and may be changed by the Board without approval by the Fund’s Shareholders, and that the Fund will provide Shareholders with at least 60 days’ notice prior to changing its policy to invest, under normal circumstances, at least 80% of its Managed Assets (as defined in the Prospectus) in senior and subordinated corporate debt and debt related instruments. These changes are detailed in the section titled “
Changes to the Fund’s Name, Investment Objectives and Investment Strategies
” below.
As noted above, certain Proposals require the approval of Shareholders. Accordingly, at an upcoming special meeting of Shareholders to be held on August 25, 2025, including any adjournment or postponement thereof, Shareholders will be asked to approve (1) the Fund entering into the New Advisory Agreement and (2) the change to the Repurchase Policy. Shareholders will not be asked to approve changes to the Fund’s name, investment objectives, investment strategies, investment guidelines, non-fundamental
policies or other changes related to the Conversion. More detailed information about the Conversion and the Proposals to be voted on at the Special Shareholder Meeting, including information regarding the factors the Board considered in approving the New Advisory Agreement, will be provided in a forthcoming proxy statement. When you receive your proxy statement, please review it carefully and cast your vote to avoid the additional expense to the Fund of any future solicitations. This Supplement is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.
Changes to the Fund’s Name, Investment Objectives and Investment Strategies
Fund Name.
As of the Effective Date, the Fund’s name will be “KKR Asset-Based Finance Fund.”

Investment Objectives.
As of the Effective Date, the Fund’s investment objectives will be to generate current income and, to a lesser extent, long-term capital appreciation. The Fund’s investment objectives are not fundamental and may be changed by the Board without Shareholder approval.
Investment Strategies.
As of the Effective Date, the Fund’s investment strategies will be as follows:
The Fund seeks to achieve its investment objectives by pursuing a multi-sector investment approach that primarily targets a range of Asset-Based Finance (“ABF”) investments across asset sectors and throughout the capital structure of ABF opportunities, including privately sourced and structured investments, that have attractive relative value and the potential to deliver high current income and strong risk-adjusted returns across market cycles. The Fund will leverage the Adviser and its affiliates’ extensive capabilities and resources in the ABF ecosystem, including its specialized sector expertise and deep financing relationships and partnerships with management teams, to invest primarily in ABF opportunities across four key ABF market sectors: (i) consumer/mortgage finance, (ii) commercial finance, (iii) hard assets and (iv) contractual cash flows (collectively, the “ABF Investments”).
Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in ABF Investments, either directly or indirectly through separate investment structures or vehicles that provide the Fund with exposure to such instruments. Such investment structures or vehicles may include open- or closed-end
registered funds, private collective investment vehicles, operating companies, joint ventures, insurance-related companies and other structures, subject to applicable law. The Fund also may, subject to the investment limitations described herein and applicable law, including the restrictions set forth in the Investment Company Act of 1940, as amended (the “1940 Act”), form joint ventures and special purpose vehicles for any purposes which, in the judgment of the Adviser, will effectuate the investment program of the Fund.
Consumer/Mortgage Finance.
The Fund’s consumer/mortgage finance investments are generally expected to focus on financing originators with strong track records to more high-value customer segments within the relevant market, including via underlying assets collateralized by receivables or loans secured by consumer-related assets. Such assets include, but are not limited to, consumer loans, credit card receivables, point-of-sale
loans, auto loans and leases, solar residential loans, property assessed clean energy (PACE) financing, home improvement loans and student loans. The Fund will also invest in mortgage finance investments, such as loan pools, non-agency
mortgage loans,
non-qualified
mortgage loans, home equity lines of credit, secured
non-performing/distressed
loans and residential transition loans, as well as equity investments in platforms and structures with exposure to the consumer/mortgage.
Commercial Finance.
The Fund’s commercial finance investments are expected to focus on financing facilities or asset classes that have historically been financed by bank lenders, including, but not limited to, equipment leases (e.g., debt obligations secured by leases on equipment, such as office equipment), factoring receivables (e.g., commercial loans where the risk of repayment sits with the underlying customer), trade financing (e.g., short-term lines of credit that facilitate the buying and selling of goods and/or services), small business loans, whole business loans, development loans (e.g., short-term loans to finance building costs), net asset value (“NAV”) loans and financing other financial assets.
Hard Assets.
Hard assets investments made by the Fund are expected to focus on deploying capital into investments secured by physical or hard assets with underlying contracted and visible cashflows, which are expected to benefit from embedded downside protection via revenue visibility from strong free cash flow generations, liquidation value and contractual agreements with strong counterparties. The Fund’s hard assets investments will include, but are not limited to, aircraft leasing, infrastructure, fiber, railcars and single-family rentals.

Contractual Cash Flows.
The Fund’s strategy to invest directly or indirectly in contractual cash flows (e.g., from intellectual property, insurance financing, royalties, risk transfer transactions and other customized financial contracts) is expected to drive portfolio diversification on account of the historically low correlation of contractual cash flows with other segments of the economy and corporate balance sheets.
The Fund’s ABF Investments are expected to derive returns from recurring, often contractual cash flows from privately sourced and structured investments and large, diversified pools of underlying hard and financial assets, as well as debt and equity investments in collateralized loan obligations (“CLOs”). The Fund will seek to leverage the Adviser’s understanding of the many structural nuances that drive the underlying cash flows, including liquidation value, credit enhancements, structural protections and security/collateral packages.
The Fund’s ABF Investments generally will include loans, private securitizations or similar privately negotiated instruments, public securitizations, equity investments in platforms and structures with exposure to ABF Investments (including warrants, options, and other instruments), short-term financing facilities, and interests in diversified pools of loans. The Fund may invest in the first-loss or subordinated tranches of such loans and securities. The Fund’s ABF Investments may also include notes, bills, debentures, bank loans, convertible and preferred securities, and government and municipal obligations and other instruments providing ABF exposure. To a lesser extent, the Fund may also invest in other traded and private credit investments, insurance-related assets and liabilities, reinsurance arrangements and/or insurance companies. The securities and other obligations in which the Fund invests may be of any credit quality, duration or maturity, and such investments may be fixed or variable rate instruments without limitation. The Fund may invest without limitation in below-investment grade debt securities or “junk” debt securities and non-rated
debt or equity securities. These investments could constitute a material percentage of the Fund’s holdings at any given point in time. The Fund may employ leverage to the extent permitted by the 1940 Act and the rules thereunder. In addition, certain of the issuers of the ABF Investments and/or the other investment structures in which the Fund invests may themselves be highly leveraged.
The Fund may enter into interest rate, foreign exchange or other derivative agreements, including swaps, futures, forwards and options, to hedge interest rate and currency risk, but the Fund does not generally intend to enter into any such derivative agreements for speculative purposes. Any derivative agreements entered into for speculative purposes are not expected to be material to the Fund’s business or results of operations. These hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of futures, options and forward contracts. There can be no assurance any hedging strategy the Fund employs will be successful. The Fund may also enter into reverse repurchase agreements and dollar rolls.
The Fund invests principally in issuers in the United States, Europe and other developed markets but may invest in issuers in any country.
The Fund relies on an exemptive order from the SEC that permits it to, among other things, co-invest
with certain other persons, including certain affiliates of the Adviser, and certain public or private funds managed by the Adviser and its affiliates, subject to certain terms and conditions.
The Fund’s investment strategies are not fundamental and may be changed by the
Board
without Shareholder approval.

Changes Related to the Arrangements between the Fund and the Adviser
New Advisory Agreement
At the Board Meetings, the Board approved, subject to Shareholder approval, the New Advisory Agreement. The terms of the New Advisory Agreement and the existing investment advisory agreement between the Fund and the Adviser (the “Existing Advisory Agreement”) are substantially identical, with the exception of the terms relating to the compensation of the Adviser. Under the Existing Advisory Agreement, the Adviser receives a management fee equal to 1.30% of the average daily value of the Fund’s Managed Assets (as defined in the Prospectus). Under the New Advisory Agreement, if it is approved by Shareholders, the Adviser will receive a Base Management Fee (as defined below) of 1.00% of the average daily value of the Fund’s net assets and an Incentive Fee (as defined below) of 10% of the Fund’s pre-incentive
fee net investment income, for each fiscal quarter subject to an 5.0% annualized hurdle rate, with a
“catch-up,”
as detailed below. The Adviser currently does not receive an incentive fee under the Existing Advisory Agreement.
If the New Advisory Agreement is approved, the Adviser would receive an annual fee, accrued daily and payable monthly by the Fund in arrears, in an amount equal to 1.00% of the average daily value (as determined on each business day at the same time set forth in the Prospectus for determining the NAV per share) of the Fund’s net assets during the preceding month (the “Base Management Fee”). Pursuant to the New Advisory Agreement, the Fund would also pay an incentive fee (the “Incentive Fee”). The Incentive Fee is payable quarterly in arrears, commencing with the first full calendar quarter after the effectiveness of the New Advisory Agreement, based on the Fund’s
“Pre-Incentive
Fee Net Investment Income” (as defined below) for the immediately preceding quarter (or portion thereof). The payment of the Incentive Fee would be subject to a quarterly hurdle rate (the “Hurdle Rate”), expressed as a rate of return on the value of the Fund’s net assets at the end of the most recently completed fiscal quarter, of 1.25% (5.0% annualized), subject to a
“catch-up”
feature (as described below).
“Pre-Incentive
Fee Net Investment Income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus the Fund’s operating expenses for the quarter (including the Base Management Fee, any interest expense borne by the Fund, and any dividends paid on preferred stock issued by the Fund, but excluding the Incentive Fee and any shareholder servicing and/or distribution fees).
Pre-Incentive
Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind
interest and zero coupon securities), accrued income that the Fund has not yet received in cash.
Pre-Incentive
Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.
Under the New Advisory Agreement, the Fund would pay the Adviser the Incentive Fee quarterly in arrears with respect to the Fund’s
Pre-Incentive
Fee Net Investment Income in each fiscal quarter as follows:
(i) No Incentive Fee would be payable to the Adviser in any fiscal quarter in which the Fund’s
Pre-Incentive
Fee Net Investment Income does not exceed the Hurdle Rate;
(ii) 100% of the dollar amount of the Fund’s
Pre-Incentive
Fee Net Investment Income, if any, that exceeds the Hurdle Rate but is less than or equal to 1.39% in any fiscal quarter (5.56% annualized) would be payable to the Adviser. This portion of the Fund’s Incentive Fee that exceeds the Hurdle Rate but is less than or equal to 1.39% is referred to as the
“catch-up”
and is intended to provide the Adviser with an incentive fee of 10% on all of the Fund’s
Pre-Incentive
Fee Net Investment Income when the Fund’s
Pre-Incentive
Fee Net Investment Income reaches 1.39% (5.56% annualized) on net assets in any fiscal quarter; and

(iii) 10% of the dollar amount of the Fund’s
Pre-Incentive
Fee Net Investment Income, if any, that exceeds 1.39% (5.56% annualized) on net assets in any fiscal quarter would be payable to the Adviser once the Hurdle Rate and catch-up
have been achieved (10% of the Fund’s
Pre-Incentive
Fee Net Investment Income thereafter will be allocated to the Adviser).
Management Fee Waiver Agreements
At the Board Meetings, the Board approved the Management Fee Waiver Agreements (as defined below) between the Fund and the Adviser pursuant to which the Adviser will temporarily waive fees payable to the Adviser under the Existing Advisory Agreement and the New Advisory Agreement as follows:
(i) For the period beginning on May 31, 2025, through December 31, 2025, the Adviser will waive the Management Fee under the Existing Advisory Agreement or the Base Management Fee under the New Advisory Agreement, as applicable (the “2025 Management Fee Waiver Agreement”). For the avoidance of doubt, the Adviser will not waive any Incentive Fee payable under the New Advisory Agreement pursuant to the 2025 Management Fee Waiver Agreement.
(ii) For the period beginning on January 1, 2026, through December 31, 2026, the Adviser will waive the Base Management Fee and the Incentive Fee under the New Advisory Agreement to the extent necessary to ensure that the aggregate Base Management Fee and the Incentive Fee payable by the Fund does not exceed 1.74% of the Fund’s average daily net assets (the “2026 Management Fee Waiver Agreement” and, together with the 2025 Management Fee Waiver Agreement, the “Management Fee Waiver Agreements”).
The fees waived pursuant to the Management Fee Waiver Agreements are not subject to recoupment by the Adviser under the Expense Limitation Agreement (as defined below). Shareholders are not being asked to approve the Management Fee Waiver Agreements at the Special Shareholder Meeting.
Expense Limitation and Reimbursement Agreement
At the Board Meetings, the Board also approved an agreement between the Fund and the Adviser pursuant to which the Adviser has agreed to waive its fees and/or reimburse expenses of the Fund so that certain of the Fund’s expenses (the “Specified Expenses”) will not exceed 0.60% of the average daily value of the Fund’s net assets (annualized) (the “Expense Limitation Agreement”). The Expense Limitation Agreement has an initial term ending on February 28, 2027, subject to any extension thereof by the Fund and the Adviser. The Fund has agreed to repay the amounts waived or reimbursed under the Expense Limitation Agreement on a monthly basis, but only if and to the extent that Specified Expenses are less than 0.60% of the average daily value of the Fund’s net assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within the
36-month
period after the Adviser bears the expense. This arrangement cannot be terminated prior to February 28, 2027 without the Board’s consent. “Specified Expenses” is currently defined to include all expenses incurred in the business of the Fund, including organizational costs, with the exception of (i) the Management Fee, (ii) the Incentive Fee, (iii) the Shareholder Servicing Fee, (iv) the Distribution Fee, (v) brokerage costs, (vi) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (vii) taxes, and (viii) extraordinary expenses (as determined in the sole discretion of the Adviser). Shareholders are not being asked to approve the Expense Limitation Agreement at the Special Shareholder Meeting.
Changes to the Repurchase Policy
The Fund operates as a
closed-end
“interval fund” and has adopted the Repurchase Policy pursuant to Rule
23c-3
under the 1940 Act, which policy requires the Fund to offer to repurchase not less than 10% and not more than 25% of its Shares at NAV quarterly. The Fund’s existing minimum repurchase amount of 10% of its Shares is higher than the minimum permitted by Rule
23c-3.
The Board unanimously approved, and Shareholders are being asked at the Special Shareholder Meeting to approve, a change to the Repurchase Policy to change the minimum amount of each quarterly repurchase offer to 5% of the Fund’s Shares. The Board would continue to have discretion to determine the amount of each quarterly repurchase offer, provided that each such offer is no less than 5% and no more than 25% of the Fund’s Shares.

Third Quarter Repurchase Offer
In connection with the Conversion, the Board has approved the Fund’s third quarter repurchase offer in an amount equal to 25% of the Fund’s outstanding Shares at net asset value. The repurchase offer period for the Fund’s third quarter repurchase offer will begin on June 16, 2025 and end on July 16, 2025.
Please retain this Supplement with your Prospectus and SAI for future reference.